Exhibit (a)(1)(E)

[FORM OF COMMUNICATION TO ALL ELIGIBLE OPTION HOLDERS]

From:	Joy E. Leo
Date:	November 17, 2009
Subject:	Announcement of PDF Stock Option Exchange Program

We are pleased to announce that PDF has initiated a voluntary program in which our eligible employees, consultants and directors are being offered the opportunity to exchange certain options that are currently “underwater” for restricted stock rights, subject to certain restrictions.

The program begins today, November 17, 2009, and is scheduled to expire on December 15, 2009. The complete terms and conditions of the program are described in a document called the “Offer to Exchange,” which was filed earlier today with the Securities and Exchange Commission and attached to this email.

All stock options outstanding under the PDF Solutions, Inc. 2001 Stock Plan with an exercise price per share that is equal to or greater than U.S. $4.75 are eligible for the exchange.

To participate in our option exchange offer, you should review each of the following documents, each of which is attached to this email:

•	the Offer to Exchange;

•	a blank Election Form;

•	the form of Restricted Stock Agreement; and

•	the PDF Solutions, Inc. 2001 Stock Plan.

You will be receiving a separate email shortly with your Election Form that includes the details of your outstanding eligible stock options and the restricted stock rights that you would receive if you elect to participate in the offer.

You may also obtain a copy of the Offer to Exchange and all related form documents on the internet at www.sec.gov.  If you need additional copies of any of the above documents, please email the Offering Administrator at tenderoffer@pdf.com.  Please review these materials carefully.

To participate, you must make your election before the expiration of the offer at 9 p.m. U.S. Pacific Time on December 15, 2009.

Moreover, if you wish to withdraw from the exchange program after you have elected to exchange all of your eligible options, you must submit to PDF the Notice of Withdrawal attached to this email in accordance with the delivery requirements set forth in the Notice of Withdrawal prior to the expiration of the offer at the time and date stated above.

Over the next few weeks, we will be conducting “question and answer” sessions for eligible individuals at various times depending upon your location. In these meetings, we will assist you in answering your questions.  The sessions are not intended to provide a comprehensive overview of the program in lieu of reading the offer materials. Shortly, you will be notified of the time and place of these meetings. If you have any questions at any other time during the offer period, you may email your questions to tenderoffer@pdf.com.

Finally, please note that participation in the option exchange program is VOLUNTARY. PDF makes no recommendation about whether you should or should not elect to exchange your eligible options. You must make your own decision regarding participation in the option exchange program. We recommend that you to seek professional advice from your financial and tax advisors.

YOU WILL HAVE UNTIL 9 P.M. U.S. PACIFIC TIME ON DECEMBER 15, 2009, TO ELECT TO PARTICIPATE IN THE EXCHANGE OFFER.

Thank You,

Joy E. Leo